NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR07-10 May 22, 2007

Rubicon Closes McEwen Transaction to launch the New Rubicon
- Acquires Alaska and Nevada Properties and closes $15 million Financing -

Rubicon Minerals Corporation (TSX.RMX:AMEX:RBY) is very pleased to announce that the transaction with investor Rob McEwen has now closed. Under the terms of the transaction, Rubicon secured a $15 million non-brokered private placement financing and acquired a 513,000 acre land package in the area of the world-class Pogo gold mine in Alaska and a 225,000 acre land position in northeast Nevada and Utah (see news releases dated February 26, 2007, and March 1, 2007). The transaction was approved by Rubicon shareholders on May 14, 2007.

Rob McEwen, through entities controlled by him, invested $10 million in Rubicon by acquiring 14,285,714 shares at a price of $0.70 and 7,142,857 warrants in the financing. Each warrant entitles Mr. McEwen to purchase one share at a price of $1.50 for a period of two years. Other investors invested an additional $5 million by acquiring 7,142,857 shares and 3,571,429 warrants on the same terms as Mr. McEwen.

Pursuant to the transaction, Rubicon issued 31,428,571 shares to a McEwen wholly-owned company, Evanachan Limited, for the Alaska interests, 8,571,429 shares to a subsidiary of Lexam Explorations Inc. for the Nevada and Utah interests and 21,428,571 shares under the financing.

With the proceeds of the financing, Rubicon now has approximately $24.7 million in working capital and holds commanding land positions in the politically stable districts of Red Lake (Ontario), Alaska and Nevada. Rubicon plans to complete a minimum of $8 million in exploration over the next twelve months on its properties, focused in Red Lake ($5 million), Alaska (minimum $2.5 million) and Nevada (approximately $0.5 million).

As part of the transaction, Rob McEwen has agreed to support Rubicon management and to serve as strategic advisor to management for a minimum period of two years. Mr. McEwen also has the right to nominate one member to the board of directors of Rubicon.

Evanachan Limited, together with a partnership controlled by Rob McEwen, now hold 45,892,857 shares of Rubicon, representing approximately 32.8% of its outstanding shares while Lexam Explorations Inc. holds 8,571,429 shares, representing 6.1% of the outstanding shares of Rubicon.

Forward-Looking Statements
This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding the Company’s exploration programs, the Company's expenditures on such exploration and the anticipated results of such exploration

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, uncertainty with respect to findings under exploration programs and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, and implement the planned exploration. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For further information, contact Bill Cavalluzzo, Vice President-Investor Relations, Toll free: 1.866.365.4706 or by E-mail at:
bcavalluzzo@rubiconminerals.com

Rubicon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6
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